UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          Cumberland Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   230800-10-4
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                                 (CUSIP Number)

      Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                          Atlanta, Georgia 30309-3450
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 21, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230800-10-4                                                Page 2 of 5


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1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
                               Francis M. Williams
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2    Check the Appropriate Box if a Member of a Group                     (a)|_|
                                                                          (b)|_|
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3    SEC Use Only

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4    Source of Funds
                                         PF
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5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            |_|

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6    Citizenship or Place of Organization
                                    United States
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7    Sole Voting Power
                                     2,700,070(1)
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8    Shared Voting Power
                                     1,178,981(2)
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9    Sole Dispositive Power
                                     2,700,070(1)
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10   Shared Dispositive Power
                                     1,178,981(2)
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     3,879,051(1)(2)
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12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |X|

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13   Percent of Class Represented by Amount in Row (11)
                                     69.3 percent
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14   Type of Reporting Person
                                      IN
================================================================================
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 2,677,322 shares owned by Mr. Francis Williams; and 22,748 shares held by Mr. Williams as trustee for his wife and children.

(2) Includes 1,149,635 shares allocated to Mr. Williams based on his 66.7% ownership in Kimmins Corp., and 29,346 shares owned by Mr. Williams' wife. Mr. Williams disclaims beneficial ownership of all such shares. Mr. Williams owns 66.7% of the outstanding common stock of Kimmins Corp. and is its President and Chairman of the Board.

CUSIP No. 230800-10-4                                                Page 3 of 5


Item 1.  SECURITY AND ISSUER

            Security:
            Common Stock,  $.001 par value

            Name of Issuer:
            Cumberland Technologies, Inc.

            Address of Issuer's Principal Executive Offices:
            4311 West Waters Avenue
            Suite 501
            Tampa, Florida  33614

Item 2.  IDENTITY AND BACKGROUND

Item 2(a).  Name of Person Filing:
            See item (1) of the cover pages

Item 2(b).  Address of Principal Business Office:
            1501 2nd Avenue
            Tampa, Florida  33614

Item 2(c).  Principal Occupation:
            President and Chairman of the Board of Kimmins Corp.

Item 2(d).  None.

Item 2(e).  None.

Item 2(f).  United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person used personal funds to purchase the additional shares reported herein.

Item 4.  PURPOSE OF TRANSACTION

     The shares have been purchased for investment purposes. The reporting person made the following open market purchases in 2002: 4/17/02, 6,000 shares at an average price of $2.77 per share; 7/25/02, 9,650 shares at $2.94 per share. In November 2002, the reporting person received 153,050 shares in partnership distributions from two real estate partnerships in which he was a partner. The Reporting Person is considering a plan to implement a reverse stock split which may have the effect of enabling the Company to terminate its registration under the Securities Exchange Act of 1934.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a)-(b)  See Items 7-13 of the cover page.

            (c) See Item 4 above. No other purchases of the Company's Common Stock have been effected by the persons named in Item 2 above within the last sixty days.

            (d)      Not Applicable.

            (e)      Not Applicable.

CUSIP No. 230800-10-4                                                Page 4 of 5


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

CUSIP No. 230800-10-4                                                Page 5 of 5


Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/ Francis M. Williams                           December 20, 2002
-----------------------------------     ---------------------------------------
Francis M. Williams                                     Date



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